August 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Christopher Dunham

Pamela A. Long

Lory Empie

Stephen Kim

Re:	INX Limited (the “Company”)

Registration Statement on Form F-1 (File No. 333-233363)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as underwriter of the Company’s proposed public offering, we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00pm EDT on August 20, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have not distributed any copies of the preliminary prospectus dated August 12, 2020, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

A-Labs Finance and Advisory Ltd.

By:	/s/ Doron Cohen
Name:	Doron Cohen
Title:	Managing Partner & CEO